The Herzfeld Caribbean Basin Fund, Inc.
119 Washington Avenue, Suite 504
Miami Beach, FL 33139
 (305) 271-1900

June 10, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn: Alberto Zapata, Senior Counsel

Re:	The Herzfeld Caribbean Basin Fund, Inc.
Shelf Registration Statement on Form N-2
(File Nos. 333-202213 and 811-06445)
Request for Acceleration of Effective Date

Dear Mr. Zapata:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Herzfeld Caribbean Basin Fund, Inc. (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) declare the Registrant’s Registration Statement on Form N-2 effective at 5:00 p.m. on Thursday, June 11, 2015, or as soon as practicable thereafter.

With respect to our request for acceleration, the Registrant acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may direct any questions or comments concerning this request to John P. Falco, Esq. of Pepper Hamilton LLP (215) 981 - 4659 or, in his absence, to John M. Ford, Esq. (215) 981 - 4009.

THE HERZFELD CARIBBEAN BASIN FUND, INC.

By:	/s/ Reanna J. M. Lee
Reanna J. M. Lee
Secretary and Treasurer